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News Release	No. 17-357
December 11, 2017

Waterberg PGE Project
Definitive Feasibility Study Update
Seventeen Drill Rigs on Site; Lead Engineers Appointed

VANCOUVER, BRITISH COLUMBIA and JOHANNESBURG, SOUTH AFRICA – Platinum Group Metals Ltd. (TSX:PTM) (NYSE American:PLG) (“Platinum Group” “PTM” or the “Company”) is pleased to announce that the ongoing Definitive Feasibility Study (“DFS”) for the Waterberg Project is now being advanced under the direction of the Technical Committee appointed by Waterberg JV Resources (Pty) Ltd. (“Waterberg JV Co.”). Seventeen drill rigs are on site and have commenced drilling with the objectives of defining the shallowest areas of the current 102 million tonne reserve (details below) for increased confidence and detailed mine planning and to upgrade a portion of the indicated resources to measured resources for reserve consideration in the DFS. Immediate areas for in-fill drilling include the Northern and Boundary Super F zones.

The Scope of Work and plans for the DFS during 2017 and 2018 have been agreed in detail by the Technical Committee. Members of the committee represent the Company and all other Waterberg Project partners; Impala Platinum Holdings Ltd. (“Implats”), Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”);

Stantec Consulting International LLC (“Stantec”) and DRA Projects SA (Proprietary) Limited (“DRA”) have been selected as the lead independent project engineers based on a detailed, professionally supervised tendering process. Stantec will focus on underground mining engineering and design and reserve estimation. DRA will focus on metallurgy, plant design, infrastructure and cost estimation.

The Waterberg Project has a number of highly attractive characteristics, which indicate it will be a low-cost, shallow, bulk mineable project with significant scale and growth potential. The recent participation of Implats, the world’s second largest platinum producer with fully integrated mine to market operations, represents a significant step in the advancement of the Waterberg Project towards potential development and production.

R. Michael Jones, CEO of Platinum Group said, "We are very pleased with the work completed by the Technical Committee. The mine building and operating experience of the technical team, including Implats and the newly appointed engineers, alongside our own discovery team, are working with an excellent “best for value of the Project” attitude. In our joint venture we have perspectives ranging from geology to metals marketing, including contributions from South Africa, the USA, Canada and Japan. Waterberg, which is palladium dominant, is modelled for fully mechanized production and has the potential to be amongst the lowest operating cost mines in the PGM sector.”

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Current Platinum Group Element (“PGE”) probable reserves at the Waterberg Project (100%) are 12.3 million ounces, comprising 61% palladium, 30% platinum, 8% gold and 1% rhodium plus 191 million and 333 million pounds of copper and nickel respectively and will be updated as part of the DFS. (See the technical report dated October 19, 2016 and filed on SEDAR titled “Independent Technical Report on the Waterberg Project Including Mineral Resource Update and Pre-Feasibility Study”.) Much of the Waterberg Project area remains to be drilled and assessed. The Waterberg deposit remains open down dip and along strike.

The detailed scope of work for the DFS will investigate two options – Option 1; a 600,000 tonne per month mine (744,000 ounces PGEs per year) as outlined in the PFS, and Option 2; a lower capital option at 250,000 to 350,000 tonnes per month. Early optimization work by the project team to detail the potential for Option 2 using the three decline mechanized mining modules in sequence are encouraging with the potential to optimize the mine plan.

Current drilling at Waterberg is focused on the higher-grade areas of the large-scale deposit.

Waterberg Resource and Reserve Details

Reserve Details (100% Project Basis)

Prill Split					Grade
Zone	Pt	Pd	Au	Rh	Cu	Ni
	%	%	%	%	%	%
T-Zone	29	49	21	1	0.16	0.08
F-Zone	30	64	5	1	0.07	0.16

Probable Mineral Reserve at 2.5 g/t 4E Cut-off– Tonnage and Grades

Waterberg Probable Mineral Reserve – Tonnage and Grades
Zone	Mt	Cut- off grade (g/t)	Pt (g/t)	Pd (g/t)	Au (g/t)	Rh (g/t)	4E (g/t)	Cu (%)	Ni (%)
T-Zone	16.5	2.5	1.14	1.93	0.83	0.04	3.94	0.16	0.08
F-Zone	86.2	2.5	1.11	2.36	0.18	0.04	3.69	0.07	0.16
Total	102.7	2.5	1.11	2.29	0.29	0.04	3.73	0.08	0.15

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Probable Mineral Reserve at 2.5 g/t 4E Cut-off– Contained Metal

Waterberg Probable Mineral Reserve – Contained Metal
Zone	Mt	Pt (Moz)	Pd (Moz)	Au (Moz)	Rh (Moz)	4E (Moz)	4E content (kg)	Cu (Mlb)	Ni (Mlb)
T-Zone	16.5	0.61	1.03	0.44	0.02	2.09	65,097	58.21	29.10
F-Zone	86.2	3.07	6.54	0.51	0.10	10.22	318,007	132.97	303.94
Total	102.7	3.67	7.57	0.95	0.12	12.32	383,103	191.18	333.04

Reasonable prospects of economic extraction were determined with the following assumptions: Metal prices used in the reserve estimate are as follows based on a 3-year trailing average (as at July 31/2016) in accordance with U.S. Securities and Exchange Commission ("SEC") guidance for the assessment of resources and reserves; US$1,212/oz Pt, US$710/oz Pd, US$1229/oz Au, US$984/oz Rh, US$6.10/lb Ni, US$2.56/lb Cu, US$/ZAR15. Smelter payability of 85% was estimated for 4E and 73% for Cu and 68% for Ni. The effective date is October 17, 2016. A 2.5 g/t Cut-off was used and checked against a pay-limit calculation. Independent Qualified Person for the Statement of Reserves is Mr. RL Goosen (WorleyParsons RSA (Pty) Ltd Trading as Advisian). The mineral reserves may be materially affected by changes in metals prices, exchange rates, labor costs, electricity supply issues or many other factors. See Risk Factors in Independent Technical Report 43-101 Effective Date: October 17, 2016 on www.sedar.com and the Company’s Annual Information Form. The reserves are estimated under SAMREC with no material difference to the CIM 2014 definitions in this case.

The estimation of mineral reserves has taken into account environmental, permitting and legal, title, taxation, socio-economic, marketing and political factors. Based on the cut-off grade and a maximum depth cut-off of 1,250 metres the probable reserve will support an 18-year mine life.

About Platinum Group Metals Ltd.

Platinum Group, based in Johannesburg, South Africa and Vancouver, Canada. Platinum Group and its partners JOGMEC and Mnombo originated the grass-roots exploration that discovered the Waterberg deposit and a new portion of the Bushveld PGM complex in 2011.

Formed in 2002, Platinum Group holds significant mineral rights and large-scale reserves of platinum and palladium in the Bushveld Igneous Complex of South Africa, which is host to over seventy percent of the world's primary platinum production.

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Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and is responsible for preparing technical information contained in this news release. He has verified the data by reviewing the detailed information of the geological and engineering staff and the Independent Qualified Person reports as well as visiting the site regularly.

On behalf of the Board of
Platinum Group Metals Ltd.

For further information contact:
          R. Michael Jones, President
          or Kris Begic, VP, Corporate Development
          Platinum Group Metals Ltd., Vancouver
          Tel: (604) 899-5450 / Toll Free: (866) 899-5450
          www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

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This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the advancement and potential contents of the DFS; the potential economics of the Waterberg Project, if developed; the Company’s key objectives; and the Company’s plans and estimates regarding exploration, studies, development, construction, production, cash flows and other activities and developments. Statements of mineral resources and mineral reserves also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including risks related to indebtedness; risks related to the nature and completion of corporate reorganizations and sales of assets; the Company’s capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions and successfully settlement or restructure of debt; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities and to effect the relevant transactions and to otherwise comply with all applicable regulatory requirements; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; risks related to contractor performance and labor disruptions; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company business and potential interest in projects.

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Cautionary Note to U.S. and other Investors

Estimates of mineralization and other technical information included or referenced in this press release have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash-flow analysis to designate reserves and the primary environmental analysis or the report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves; "inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this press release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.